SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. _____)

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐   Preliminary Proxy Statement
☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒   Definitive Proxy Statement (Supplement)
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to §240.14a-12

<u>THE GOLDFIELD CORPORATION</u>
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.
☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

        1)   Title of each class of securities to which transaction applies:
_____

        2)   Aggregate number of securities to which transaction applies:
_____

        3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)
_____

        4)   Proposed maximum aggregate value of transaction:
_____

        5)   Total fee paid:
_____

☐   Fee paid previously with preliminary materials.
☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

        1)   Amount Previously Paid:
_____

        2)   Form, Schedule or Registration Statement No.:
_____

        3)   Filing Party:
_____

        4)   Date Filed:

The Goldfield Corporation

100 Rialto Place, Suite 500
Melbourne, Florida 32901
(321) 724-1700

PROXY STATEMENT SUPPLEMENT
ANNUAL MEETING OF STOCKHOLDERS
July 10, 2002

This proxy statement supplement should be read together with the proxy statement for the Annual Meeting of Stockholders of The Goldfield Corporation (the "Company") to be held on July 10, 2002, which was mailed to the Company's stockholders on or about May 31, 2002. This proxy statement supplement revises certain information related to the election of directors and is being mailed to stockholders on or about June 12, 2002.

ELECTION OF DIRECTORS

Each stockholder entitled to vote at the meeting has the right to vote his shares cumulatively for the election of directors; that is, each stockholder will be entitled to cast as many votes as there are directors to be elected multiplied by the number of shares of Common Stock registered in his name on the record date, and to cast all such votes for one candidate or to distribute such votes among the nominees for the office of director in accordance with his choice. A stockholder who wishes to vote by proxy and exercise his cumulative voting rights should advise the Board of Directors in writing how he wishes to have his votes distributed among the nominees for directors. Such written instructions should accompany the proxy card or cards to which they relate.

The election of directors requires a plurality of the votes cast for the election of directors; accordingly, the seven directorships to be filled at the Annual Meeting will be filled by the seven nominees receiving the seven highest number of votes. **Please note that because there are seven nominees for the seven available directorships, the exercise of cumulative voting by stockholders will have no effect on the outcome of the election.**

VOTING AND REVOCATION OF PROXIES

As stated in the proxy statement dated May 31, 2002, holders of record of outstanding shares of the Company at the close of business on May 27, 2002 will be entitled to vote at the Annual Meeting and at any adjournments thereof.

A new proxy card for use at the Annual Meeting and a return postage-paid envelope are enclosed. **No action in connection with this supplement is required by any stockholder who has previously delivered a proxy for use at the annual meeting and who does not wish to revoke that proxy or change his or her vote.** Any stockholder who wishes to vote on any of the proposals and who has not yet delivered a proxy must return either his or her original proxy card or return the enclosed new proxy card.

You may revoke any proxy returned to us at any time prior to its exercise by duly executing and returning a later dated proxy or by filing a written revocation bearing a later date with the Secretary of the Company. The proxy will be revoked if you attend the meeting and vote in person.

Dated:
June 12, 2002


THE GOLDFIELD CORPORATION PROXY

Annual Meeting of Stockholders to be Held on July 10, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


The undersigned hereby appoints John H. Sottile and Dwight W. Severs, and each of them, jointly and severally, proxies, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of The Goldfield Corporation to be held at Imperial's Hotel & Conference Center, 8298 North Wickham Road, Melbourne, Florida 32940 on July 10, 2002 at 9:00 a.m., and any adjournment or postponement thereof, upon the matters set forth on the reverse side hereof and upon such other matters as may properly come before the meeting, all in accordance with the notice and accompanying proxy statement for said meeting, receipt of which is acknowledged. **(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.)**

This proxy, when properly executed, will be voted in the manner directed herein, or if returned executed with no direction given, will be voted in accordance with the recommendations of the Board of Directors.


Continued and to be signed on the reverse side.

Please date, sign and mail your
proxy card back as soon as possible.


A   X   Please mark your votes as in this example.

Your Board of Directors recommends a vote FOR Proposal 1.

If no direction is given, the proxy will be voted FOR Proposal 1.

	FOR	WITHHELD
1. ELECTION OF DIRECTORS	/ /	/ /

Nominees:

Thomas E. Dewey, Jr. _____
Harvey C. Eads, Jr. _____
John P. Fazzini _____
Danforth E. Leitner _____
Al Marino _____
Dwight W. Severs _____
John H. Sottile _____

To cumulate votes, place the number of votes for a nominee on the line provided after the nominee's name.

/ / **FOR**, except vote withheld from the following nominee(s)

_____

Your Board of Directors recommends a vote FOR Proposal 2.

If no direction is given, the proxy will be voted FOR Proposal 2.

		FOR	AGAINST	ABSTAIN
2.	RATIFICATION OF APPOINTMENT OF ACCOUNTANTS	/ /	/ /	/ /

Your Board of Directors recommends a vote AGAINST Proposal 3.

If no direction is given, the proxy will be voted AGAINST Proposal 3.

		FOR	AGAINST	ABSTAIN
3.	SHAREHOLDER PROPOSAL ON EXECUTIVE COMPENSATION	/ /	/ /	/ /

Note In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN TODAY IN ENCLOSED ENVELOPE.

Date	_____, 2002
Signature	_____
Title(s)	_____

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.